Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal Year Ended August
(in thousands, except ratios)	2014 (52 weeks)	2013 (53 weeks)	2012 (52 weeks)	2011 (52 weeks)	2010 (52 weeks)

Earnings:
Income before income taxes	$1,662,714	$1,587,683	$1,452,986	$1,324,246	$1,160,505
Fixed charges	249,513	265,108	250,056	240,329	223,608
Less: Capitalized interest	(1,041)	(1,303)	(1,245)	(1,059)	(1,093)

Adjusted earnings	$1,911,186	$1,851,488	$1,701,797	$1,563,516	$1,383,020

Fixed charges:
Gross interest expense	$163,544	$180,085	$170,481	$164,712	$156,135
Amortization of debt expense	6,856	8,239	8,066	8,962	6,495
Interest portion of rent expense	79,113	76,784	71,509	66,655	60,978

Fixed charges	$249,513	$265,108	$250,056	$240,329	$223,608

Ratio of earnings to fixed charges	7.7	7.0	6.8	6.5	6.2